CUSIP No. 0002078541                                        Page 1 of 43 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No.1)

                              Connetics Corporation
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   0002078541
                                 (CUSIP Number)

Kathleen K. Schoemaker                               John C. MacMurray, Esq.
Domain Associates                                    Reboul, MacMurray, Hewitt,
One Palmer Square                                      Maynard & Kristol
Princeton, New Jersey  08542                         45 Rockefeller Plaza
Tel. (609) 683-5656                                  New York, New York  10111
                                                     Tel. (212) 841-5700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 19, 1998
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].














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CUSIP No. 0002078541                                        Page 2 of 43 Pages



1)       Name of Reporting Person                           Domain Partners III,
         S.S. or I.R.S. Identification                      L.P.
         No. of Above Person

2)       Check the Appropriate Box                                     (a) [x]
         if a Member of a Group                                        (b) [ ]

3)       SEC Use Only

4)       Source of Funds                                    WC

5)       Check if Disclosure of
         Legal Proceedings is                               Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)

6)       Citizenship or Place
         of Organization                                    Delaware

Number of                                7) Sole Voting     1,461,839 shares of
Shares Beneficially                         Power           Common Stock
Owned by Each                                               (including 63,898
Reporting Person:                                           issuable upon
                                                            exercise of
                                                            warrants)

                                         8) Shared Voting
                                            Power               -0-

                                         9) Sole Disposi-   1,461,839 shares of
                                            tive Power      Common Stock
                                                            (including 63,898
                                                            issuable upon
                                                            exercise of
                                                            warrants)

                                       10)  Shared Dis-
                                            positive Power      -0-

11)      Aggregate Amount Beneficially                      1,461,839 shares of
         Owned by Each Reporting Person                     Common Stock
                                                            (including 63,898
                                                            issuable upon
                                                            exercise of
                                                            warrants)





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CUSIP No. 0002078541                                        Page 3 of 43 Pages



12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares

13)      Percent of Class
         Represented by                                     8.4%
         Amount in Row (11)

14)      Type of Reporting
         Person                                             PN




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CUSIP No. 0002078541                                        Page 4 of 43 Pages



1)       Name of Reporting Person                           DP III Associates,
         S.S. or I.R.S. Identification                      L.P.
         No. of Above Person

2)       Check the Appropriate Box                                     (a) [x]
         if a Member of a Group                                        (b) [ ]

3)       SEC Use Only

4)       Source of Funds                                    WC

5)       Check if Disclosure of
         Legal Proceedings is                               Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)

6)       Citizenship or Place
         of Organization                                    Delaware

Number of                              7) Sole Voting       50,805 shares of
Shares Beneficially                       Power             Common Stock
Owned by Each                                               (including 2,209
Reporting Person:                                           issuable upon
                                                            exercise of
                                                            warrants)

                                       8) Shared Voting
                                          Power             -0-

                                       9) Sole Disposi-     50,805 shares of
                                          tive Power        Common Stock
                                                            (including 2,209
                                                            issuable upon
                                                            exercise of
                                                            warrants)

                                      10) Shared Dis-
                                          positive Power    -0-

11)      Aggregate Amount Beneficially                      50,805 shares of
         Owned by Each Reporting Person                     Common Stock
                                                            (including 2,209
                                                            issuable upon
                                                            exercise of
                                                            warrants)





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CUSIP No. 0002078541                                        Page 5 of 43 Pages



12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares

13)      Percent of Class
         Represented by                                     0.3%
         Amount in Row (11)

14)      Type of Reporting
         Person                                             PN




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CUSIP No. 0002078541                                        Page 6 of 43 Pages



1)       Name of Reporting Person                           Domain Associates
         S.S. or I.R.S. Identification
         No. of Above Person

2)       Check the Appropriate Box                                     (a) [x]
         if a Member of a Group                                        (b) [ ]

3)       SEC Use Only

4)       Source of Funds                                    Not Applicable

5)       Check if Disclosure of
         Legal Proceedings is                               Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)

6)       Citizenship or Place
         of Organization                                    New Jersey

Number of                                7) Sole Voting     4,215 shares of
Shares Beneficially                         Power           Common Stock
Owned by Each
Reporting Person:

                                         8) Shared Voting
                                            Power           -0-

                                         9) Sole Disposi-   4,215 shares of
                                            tive Power      Common Stock

                                        10) Shared Dis-
                                            positive Power  -0-

11)      Aggregate Amount Beneficially                      4,215 shares of
         Owned by Each Reporting Person                     Common Stock

12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares

13)      Percent of Class
         Represented by                                     less than 0.1%
         Amount in Row (11)

14)      Type of Reporting
         Person                                             PN




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CUSIP No. 0002078541                                        Page 7 of 43 Pages


1)       Name of Reporting Person                           Domain Partners
         S.S. or I.R.S. Identification                      IV, L.P.
         No. of Above Person

2)       Check the Appropriate Box                                     (a) [x]
         if a Member of a Group                                        (b) [ ]

3)       SEC Use Only

4)       Source of Funds                                    WC

5)       Check if Disclosure of
         Legal Proceedings is                               Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)

6)       Citizenship or Place
         of Organization                                    Delaware

Number of                              7) Sole Voting       1,220,747 shares of
Shares Beneficially                       Power             Common Stock
Owned by Each
Reporting Person:

                                       8) Shared Voting
                                          Power             -0-

                                       9) Sole Disposi-     1,220,747 shares of
                                          tive Power        Common Stock

                                      10) Shared Dis-
                                          positive Power             -0-

11)      Aggregate Amount Beneficially                      1,220,747 shares of
         Owned by Each Reporting Person                     Common Stock

12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares

13)      Percent of Class
         Represented by                                     7.1%
         Amount in Row (11)

14)      Type of Reporting
         Person                                             PN




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CUSIP No. 0002078541                                        Page 8 of 43 Pages


1)       Name of Reporting Person                           DP IV Associates,
         S.S. or I.R.S. Identification                      L.P.
         No. of Above Person

2)       Check the Appropriate Box                                     (a) [x]
         if a Member of a Group                                        (b) [ ]

3)       SEC Use Only

4)       Source of Funds                                    WC

5)       Check if Disclosure of
         Legal Proceedings is                               Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)

6)       Citizenship or Place
         of Organization                                    Delaware

Number of                              7) Sole Voting       29,253 shares of
Shares Beneficially                       Power             Common Stock
Owned by Each
Reporting Person:

                                       8) Shared Voting
                                          Power             -0-

                                       9) Sole Disposi-     29,253 shares of
                                          tive Power        Common Stock

                                      10) Shared Dis-
                                          positive Power    -0-

11)      Aggregate Amount Beneficially                      29,253 shares of
         Owned by Each Reporting Person                     Common Stock

12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares

13)      Percent of Class
         Represented by                                     0.2%
         Amount in Row (11)

14)      Type of Reporting
         Person                                             PN

CUSIP No. 0002078541                                        Page 9 of 43 Pages


                         Amendment No. 1 to Schedule 13D

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on January 20, 1998 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

Item 2.  Identity and Background.

          Item 2 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

          (a) Pursuant to Rules 13d-1(k(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D on behalf of Domain Partners III, L.P., a Delaware limited partnership ("DP III"), DP III Associates, L.P., a Delaware limited partnership ("DP III A"), Domain Partners IV, L.P., a Delaware limited partnership ("DP IV"), DP IV Associates, L.P., a Delaware limited partnership ("DP IV A")and Domain Associates, a New Jersey general partnership ("DA"). DP III, DP III A, DP IV, DP IV A and DA are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A.

          (b)-(c) DA is a New Jersey general partnership, whose principal business is that of an investment manager. DP III, DP III A, DP IV and DP IV A are Delaware limited partnerships, each of whose principal business is that of a private investment partnership. The sole general partner of DP III and DP III A is One Palmer Square Associates III, L.P., a Delaware limited partnership ("OPSA III"), whose principal business is that of acting as the general partner of DP III and DP III A. The sole general partner of DP IV and DP IV A is One Palmer Square Associates IV, L.L.C., a Delaware limited liability company ("OPSA IV"), whose principal business is that of acting as the general partner of DP IV and DP IV A. The following individuals, who are citizens of the United States, are the general partners of DA and of OPSA III and the managing members of OPSA IV:

          (i) James C. Blair -- General Partner, DA and OPSA III; Managing Member, OPSA IV

          (ii) Brian H. Dovey -- General Partner, DA and OPSA III; Managing Member, OPSA IV




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CUSIP No. 0002078541                                        Page 10 of 43 Pages


          (iii) Jesse I. Treu -- General Partner, DA and OPSA III; Managing Member, OPSA IV

          (iv) Richard S. Schneider -- General Partner, OPSA III

          (v) Kathleen K. Schoemaker -- General Partner, DA and OPSA III; Managing Member, OPSA IV

          (vi) Arthur Klausner -- General Partner, DA; Managing Member, OPSA IV

          The principal business and principal office address of each entity and individual named in this paragraph is One Palmer Square, Princeton, New Jersey 08542.

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

          Item 3 of the Schedule 13D is hereby amended by adding the following thereto:

          This statement relates to the acquisition by DP III, DP III A, DP IV and DP IV A of an aggregate 1,500,000 shares of Common Stock, at a purchase price of $4.00 per share, pursuant to a Common Stock Purchase Agreement entered into as of November 19, 1998, among the Issuer and the purchasers named therein, including DP III, DP III A, DP IV and DP IV A (the "Purchase Agreement"). The Purchase Agreement is attached hereto as Exhibit B, and any description thereof is qualified in its entirety by reference thereto.

Item 5. Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:




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CUSIP No. 0002078541                                        Page 11 of 43 Pages


          The following information is based on a total of 17,276,793 shares of Common Stock outstanding as of October 30, 1998, as reported in the Issuer's report on Form 10-Q for the quarterly period ended September 30, 1998 filed with the Commission on November 13, 1998. Calculations with respect to DP III give effect to the exercise of presently-exercisable Warrants to purchase 63,898 shares of Common Stock and calculations with respect to DP III A give effect to the exercise of presently-exercisable Warrants to purchase 2,209 shares of Common Stock.

          (a)

          DP III

          DP III owns an aggregate 1,461,839 shares of Common Stock, or approximately 8.4% of the Common Stock outstanding. OPSA III, as the general partner of DP III, may be deemed to beneficially own the shares of Common Stock owned by DP III.

          DP III A

          DP III A owns an aggregate 50,805 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding. OPSA III, as the general partner of DP III A, may be deemed to beneficially own the shares of Common Stock owned by DP III A.

          DP IV

          DP IV owns 1,220,747 shares of Common Stock, or approximately 7.1% of the Common Stock outstanding. OPSA IV, as the general partner of DP IV, may be deemed to beneficially own the shares of Common Stock owned by DP IV.

          DP IV A

          DP IV A owns 29,253 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding. OPSA IV, as the general partner of DP IV A, may be deemed to beneficially own the shares of Common Stock owned by DP IV A.

          DA

          DA owns 4,215 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.




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CUSIP No. 0002078541                                        Page 12 of 43 Pages


          (b) The general partners of OPSA III and DA and the managing members of OPSA IV may be deemed to share the power to vote or direct the voting of and to dispose or to direct the disposition of the shares of Common Stock owned by DP III, DP III A, DP IV, DP IV A and DA. Each of the general partners of OPSA III and DA and managing members of OPSA IV disclaims beneficial ownership of all shares of Common Stock other than the shares of Common Stock he or she owns by virtue of his or her indirect pro rata interest, as a general partner of OPSA III and/or DA, and/or as a managing member of OPSA IV, in the Common Stock owned by DP III, DP III A, DP IV, DP IV A and/or DA.

          (c) Not applicable.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by DP III, DP III A, DP IV, DP IV A or DA.

          (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to
         Securities of the Issuer.

          Item 6 is hereby amended by adding the following thereto:

          Pursuant to the Purchase Agreement, DP III, DP III A, DP IV and DP IV A entered into a Registration Rights Agreement made as of November 19, 1998 with the Issuer (the "Registration Rights Agreement") providing DP III, DP III A, DP IV and DP IV A certain rights regarding the registration of the shares of Common Stock they acquired pursuant to the Purchase Agreement. The Registration Rights Agreement is attached hereto as Exhibit B to the Purchase Agreement, and any description thereof is qualified in its entirety by reference thereto. Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file with the Commission, within 20 days after the closing of the sale of Common Stock under the Purchase Agreement, a Registration Statement on Form S-3 relating to the resale of such shares.

Item 7.  Material to be Filed as Exhibits.

          Exhibit A - Group Agreement (Appears at Page 14)

          Exhibit B - Purchase Agreement (Appears at Page 15)





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CUSIP No. 0002078541                                        Page 13 of 43 Pages



                                    Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 1998

                                              DOMAIN PARTNERS III, L.P.
                                              By:  One Palmer Square Associates
                                              III L.P., General Partner

                                              By /s/ Kathleen K. Schoemaker
                                                        General Partner


                                              DP III ASSOCIATES, L.P.
                                              By:  One Palmer Square Associates
                                              III L.P., General Partner

                                              By /s/ Kathleen K. Schoemaker
                                                        General Partner


                                              DOMAIN PARTNERS IV, L.P.
                                              By:  One Palmer Square Associates
                                              IV L.L.C., General Partner

                                              By /s/ Kathleen K. Schoemaker
                                                        Managing Member


                                              DP IV ASSOCIATES, L.P.
                                              By:  One Palmer Square Associates
                                              IV L.L.C., General Partner

                                              By /s/ Kathleen K. Schoemaker
                                                        Managing Member


                                              DOMAIN ASSOCIATES


                                              By /s/ Kathleen K. Schoemaker
                                                        General Partner

CUSIP No. 0002078541                                        Page 14 of 43 Pages


                                                                       EXHIBIT A

                                  AGREEMENT OF
               DOMAIN PARTNERS III, L.P., DP III ASSOCIATES, L.P.,
              DOMAIN PARTNERS IV, L.P., DP IV ASSOCIATES, L.P. AND
                                DOMAIN ASSOCIATES
                            PURSUANT TO RULE 13d-1(k)

          The undersigned hereby agree that the Statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: December 4, 1998

                                              DOMAIN PARTNERS III, L.P.
                                              By:  One Palmer Square Associates
                                              III L.P., General Partner

                                              By /s/ Kathleen K. Schoemaker
                                                        General Partner

                                              DP III ASSOCIATES, L.P.
                                              By:  One Palmer Square Associates
                                              III L.P., General Partner

                                              By /s/ Kathleen K. Schoemaker
                                                        General Partner

                                              DOMAIN PARTNERS IV, L.P.
                                              By:  One Palmer Square Associates
                                              IV L.L.C., General Partner

                                              By /s/ Kathleen K. Schoemaker
                                                        Managing Member

                                              DP IV ASSOCIATES, L.P.
                                              By:  One Palmer Square Associates
                                              IV L.L.C., General Partner

                                              By /s/ Kathleen K. Schoemaker
                                                        Managing Member

                                              DOMAIN ASSOCIATES

                                              By /s/ Kathleen K. Schoemaker
                                                        General Partner





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CUSIP No. 0002078541                                        Page 15 of 43 Pages


                                                                       EXHIBIT B

                              CONNETICS CORPORATION
                         COMMON STOCK PURCHASE AGREEMENT

                               November 19, 1998


          This Common Stock Purchase Agreement (the "Agreement") is entered into as of this 19th day of November, 1998, among Connetics Corporation, a Delaware corporation (the "Company") and each of the persons listed on Exhibit A to this Agreement (each a "Purchaser" and together the "Purchasers").


                                    SECTION 1
                              SALE OF COMMON STOCK

          1.1 Sale of Common Stock. Subject to the terms and conditions hereof, on the Closing Date, as defined below, the Company will issue and sell to the Purchasers, and the Purchasers will purchase from the Company, an aggregate of, 1,500,000 shares of Common Stock, par value $0.001 per share, of the Company (the "Common Stock"), at a price per share of $4.00 for an aggregate purchase price of $6,000,000. The number of shares of Common Stock to be purchased and the purchase price to be paid by each Purchaser are outlined on Exhibit A, which is incorporated herein by this reference.

          1.2 Closing Date. The closing (the "Closing") of the purchase and sale of the Common Stock shall be held at the offices of the Company, 3400 West Bayshore Road, Palo Alto, California at 10:00 a.m. on November 20, 1998 or at such other time and place upon which the Company and the Purchasers shall mutually agree (the date of the Closing is hereinafter referred to as the "Closing Date").

          1.3 Delivery. At the Closing, the Company will deliver to each Purchaser a certificate or certificates representing the shares of Common Stock purchased by such Purchaser, against payment of the purchase price therefor, by wire transfer or certified or cashier's check drawn on a United States ("U.S.") bank.

          1.4 Legend. The certificate or certificates for the Common Stock shall be subject to a legend restricting transfer under the Securities Act of 1933, as amended (the "Securities Act") and referring to restrictions on transfer herein, such legend to be substantially as follows:

CUSIP No. 0002078541                                        Page 16 of 43 Pages


          "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISPOSITION MAY BE EFFECTED WITHOUT (A) AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO, OR (B) AN OPINION OF COUNSEL FOR THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR (C) FULL COMPLIANCE WITH THE PROVISIONS OF RULE 144 UNDER THE ACT."

          1.5 Removal of Legends. Any legend endorsed on a certificate pursuant to Section 1.4 hereof shall be removed (a) if the shares of the Common Stock represented by such certificate shall have been effectively registered under the Securities Act or otherwise lawfully sold in a public transaction, (b) if such shares may be transferred in compliance with Rule 144(k) promulgated under the Securities Act, or (c) if the holder of such shares shall have provided the Company with an opinion of counsel, in form and substance acceptable to the Company, stating that a public sale, transfer or assignment of such shares may be made without registration.


                                    SECTION 2
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          The Company hereby represents and warrants to the Purchasers that:

          2.1 Organization. The Company is a corporation duly organized and validly existing under the laws of the State of Delaware and is in good standing under such laws. The Company has requisite corporate power and authority to own, lease and operate its properties and assets, and to carry on its business as presently conducted and as proposed to be conducted. The Company is qualified to do business as a foreign corporation in each jurisdiction in which the ownership of its property or the nature of its business requires such qualification, except where failure to so qualify would not have a materially adverse effect on the Company.

          2.2 Authorization. The Company has all corporate right, power and authority to enter into this Agreement and the Registration Rights Agreement substantially in the form attached hereto as Exhibit B (the "Registration Rights Agreement") and to consummate the transactions contemplated hereby and thereby. All corporate action on the part of the Company, its directors and stockholders necessary for the authorization, execution, delivery and performance of this Agreement and the Registration Rights Agreement by the Company, and the authorization, sale, issuance and delivery of the Common Stock and the performance of the Company's obligations hereunder and under the




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CUSIP No. 0002078541                                        Page 17 of 43 Pages


Registration Rights Agreement has been taken. This Agreement and the Registration Rights Agreement have been duly executed and delivered by the Company and constitute legal, valid and binding obligations of the Company enforceable in accordance with their respective terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy as they may apply to
Section 1.6 of the Registration Rights Agreement. Upon issuance and delivery pursuant to this Agreement, all of the Common Stock will be duly and validly issued, fully paid and nonassessable and free and clear of any liens and encumbrances. There are no statutory, contractual or other preemptive rights or rights of first refusal with respect to the issuance and sale of the Common Stock.

          2.3 Validity of Securities. The Common Stock, when issued, sold and delivered by the Company in accordance with the terms of this Agreement, will be duly and validly issued, fully-paid and nonassessable. The issuance, sale and delivery of the Common Stock are not subject to preemptive or any similar rights of the Stockholders of the Company or any liens or encumbrances arising through the Company. Based in part upon the representations of the Purchasers in this Agreement, the offer, sale and issuance of the Common Stock will be made in compliance with all applicable federal and state securities laws.

          2.4 Capitalization. The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $0.001 par value, of which at September 30, 1998, 17,251,289 shares were issued and outstanding, and 5,000,000 shares of Preferred Stock, $0.001 par value, of which at September 30, 1998, zero shares were issued and outstanding. The Company's Board of Directors has authorized the creation of 90,000 shares of Series B Preferred Stock for potential issuance under the Company's stockholder rights plan. Since September 30, 1998 no shares of the Company's Common or Preferred Stock have been issued, except pursuant to the exercise of options or warrants outstanding as of September 30, 1998. All such issued and outstanding shares have been duly authorized and validly issued and are fully paid and nonassessable. In addition to the foregoing, the Company has reserved and outstanding the following warrants, rights, options and convertible securities:

         (i) warrants for the purchase of 18,395 shares of Common Stock at an exercise price of $4.89 per share, which warrants expire in February 2001;
         (ii) warrants for the purchase of 22,728 shares of Common Stock at an exercise price of $11.00 per share, which warrants expire in December 2000;
         (iii) warrants for the purchase of 73,071 shares of Common Stock at an exercise price of $5.78, which warrants expire in December 2002;
         (iv) warrants for the purchase of 20,000 shares of Common Stock at an exercise price of $7.43 per share, which warrants expire in December, 2001;

CUSIP No. 0002078541                                        Page 18 of 43 Pages


         (v) warrants for the purchase of 250,000 shares of Common Stock at an exercise price of $8.25 per share, which warrants expire in January 2002;
         (vi) warrants for the purchase of 905,000 shares of Common Stock at an exercise price of $9.08 per share, which warrants expire in May, 2001;
         (vii) warrants for the purchase of 6,000 shares of Common Stock at an exercise price of $6.00 per share, which warrants expire in January, 2003;
         (viii) 2,600,000 shares reserved for issuance pursuant to the Company's 1994 Stock Plan, of which, at September 30, 1998, options (net of repurchases) to purchase 373,015 shares had been exercised, options to purchase 1,894,430 shares were outstanding and 332,555 shares remained available for future grant;
         (ix) 500,000 shares reserved for issuance pursuant to the Company's 1995 Employee Stock Purchase Plan, of which, at September 30, 1998, 138,132 shares had been issued;
         (x) 250,000 shares reserved for issuance under the Company's 1995 Directors' Stock Option Plan, of which, at September 30, 1998, 165,000 options had been granted;

In addition, the Company has an equity line that is potentially available for a three-year period beginning June 26, 1998. If, during the period from June 1998 through June 2001, the Stock meets certain volume restrictions and trades above $10.00, then up to $500,000 would be drawn down from the equity line approximately every three months. The Company may also be obligated to issue additional shares to Genentech, Inc. before December 31, 1998, as part of the consideration paid for the Company's acquisition of rights to gamma interferon in 1998. Except as described in this Section 2.4, there are no other options, warrants, conversion privileges or other contractual rights presently outstanding to purchase or otherwise acquire any authorized but unissued shares of the Company's capital stock or other securities. All of the issued and outstanding securities of the Company have been issued in compliance with all applicable federal and state securities laws.

          2.5 No Conflict. The execution and delivery of this Agreement and the Registration Rights Agreement do not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit, under, any provision of the Certificate of Incorporation or Bylaws of the Company or any mortgage, indenture, lease or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company, its properties or assets, which conflict, violation, default or right would have a material adverse effect on the business, properties, prospects or financial condition of the Company.

          2.6 Accuracy of Reports; Financial Statements. All reports required to be filed with the Securities and Exchange Commission (the "SEC") by the Company from February 1, 1996 (the date

CUSIP No. 0002078541                                        Page 19 of 43 Pages


of the Company's initial public offering) through the date of this Agreement under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), copies of which have been made available to each Purchaser (the "SEC Documents"), have been duly and timely filed, were in substantial compliance with the requirements of their respective forms when filed, were complete and correct in all material respects as of the dates at which the information was furnished, and contained (as of such dates) no untrue statement of a material fact nor omitted to state a material fact necessary in order to make the statements made therein in light of the circumstances in which made not misleading. The Company's financial statements included in the SEC Documents (the "Financial Statements") comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. The Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied and fairly present the consolidated financial position of the Company and any subsidiaries at the dates thereof and the consolidated results of operations and consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal, recurring adjustments).

          2.7 Changes. Since November 13, 1998 (the date on which the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998 was filed with the SEC), there has not been (a) any incurrence by the Company of any material liability, absolute or contingent, or (b) any event or condition of any character that has materially and adversely affected or might materially and adversely affect the business, properties, prospects or financial condition of the Company (as such business is presently conducted and as it is proposed to be conducted). There is no material liability or contingency of the Company that is not disclosed in the SEC Documents.

          2.8 Governmental Consents, Etc. No consent, approval or authorization of or designation, declaration or filing with any governmental authority on the part of the Company is required in connection with the valid execution and delivery of this Agreement or the Registration Rights Agreement, or the consummation of any other transaction contemplated hereby and thereby, except such filings as may be required to be made with the SEC, the National Association of Securities Dealers, Inc. ("NASD") and with governmental authorities for purposes of effecting compliance with the securities and Blue Sky laws in the states in which Common Stock is offered and/or sold, which compliance will be effected in accordance with such laws.

          2.9 Litigation. There is no pending or, to the best of the Company's knowledge, threatened lawsuit, administrative proceeding, arbitration, labor dispute or governmental investigation ("Litigation") to which the Company is a party or by which any material portion of its assets, taken as a whole, may be bound, nor is the Company aware of any basis therefor, which Litigation, if adversely determined, would have a material adverse effect on the business, properties, prospects or financial condition of the Company.

CUSIP No. 0002078541                                        Page 20 of 43 Pages


          2.10 Intellectual Property. To its knowledge, and except as disclosed in the SEC Documents, the Company owns or possesses sufficient legal rights to all patents, trademarks, service marks, tradenames, copyrights, trade secrets, licenses, information and proprietary rights and processes necessary for its business as now conducted and as proposed to be conducted, without infringement of any rights of a third party. The Company has not received any communications alleging that the Company has violated or, by conducting its business as proposed, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets or other proprietary rights or processes of any other person or entity, which violation would have a material adverse effect on the business, properties, prospects or financial condition of the Company. Except as disclosed in the SEC Documents, the Company has not granted (nor has the Company licensed from a third party) any material rights to or licenses to its patents, trademarks, service marks, tradenames, copyrights, trade secrets or other proprietary rights or processes.

          2.11 Registration Rights. Except as provided in the Registration Rights Agreement and as disclosed in the SEC Documents, the Company has not granted or agreed to grant any rights to register its securities under the Securities Act, including piggy-back rights, to any person or entity.

          2.12 No Material Default. The Company is not in violation of or default under any provision of (a) its Certificate of Incorporation or Bylaws or
(b) any mortgage, indenture, lease or other agreement or instrument, permit, concession, franchise or license to which it is a party or by which it is bound or (c) any federal or state judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company, except with respect to clauses (b) and (c) above, such violations or defaults as would not have a material adverse effect on the business, properties, prospects or financial condition of the Company.

          2.13 Disclosure. No representation or warranty of the Company contained in this Agreement or the exhibits attached to this Agreement (when read together and taken as a whole), contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein in light of the circumstances under which they were made not misleading.

          2.14 Solvency; No Default. As of this date the Company has sufficient funds and cash flow to pay its debts and other liabilities as they become due, and the Company is not in default with respect to any material debt or liability.

          2.15 Rights of Common Stock. The Common Stock shall have the rights, preferences, privileges and restrictions provided in the Company's Amended and Restated Certificate of Incorporation.

CUSIP No. 0002078541                                        Page 21 of 43 Pages


                                    SECTION 3
                REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

          Each Purchaser hereby represents and warrants to the Company as follows:

          3.1 Investment. Purchaser is acquiring the Common Stock for investment for its own account, not as a nominee or agent and not with a view to or for resale in connection with any distribution thereof. Purchaser understands that the Common Stock purchased by such Purchaser from the Company pursuant to this Agreement has not been registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of such Purchaser's investment intent and the accuracy of such Purchaser's representations as expressed herein.

          3.2 Accredited Investor. Each Purchaser is an "accredited investor" as defined by Rule 501(a) under the Securities Act of 1933, as amended (the "Securities Act"). The SEC documents have been made available to each Purchaser, and each Purchaser has received all the information it has requested regarding the Company. Each Purchaser has such business and financial experience as is required to give it the capacity to protect its own interests in connection with the purchase of the Common Stock.

          3.3 Authority. This Agreement and the Registration Rights Agreement have been duly executed and delivered by each Purchaser and constitute legal, valid and binding obligations of the Purchasers, enforceable in accordance with their respective terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy as they may apply to Section 1.6 of the Registration Rights Agreement. The execution and delivery of this Agreement and the Registration Rights Agreement do not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with or result in any violation of any obligation under any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Purchasers.

          3.4 Government Consents, Etc. No consent, approval or authorization of or designation, declaration or filing with any governmental authority on the part of the Purchasers is required in connection with the valid execution and delivery of this Agreement, or the offer, sale or issuance of the Common Stock, or the consummation of any other transaction contemplated hereby.

          3.5 Investigation. Each Purchaser has had a reasonable opportunity to discuss the Company's business, management and financial affairs with the Company's management.

CUSIP No. 0002078541                                        Page 22 of 43 Pages


                                    SECTION 4
                   CONDITIONS TO OBLIGATIONS OF THE PURCHASERS

          The obligations of each Purchaser to the Company under this Agreement are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

          4.1 Representations and Warranties Correct. The representations and warranties made by the Company in Section 2 shall be true and correct in all material respects on the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date.

          4.2 Covenants. All covenants, agreements and conditions contained in this Agreement to be performed by the Company on or prior to the Closing Date shall have been performed or complied with in all material respects.

          4.3 No Order Pending. There shall not then be in effect any order enjoining or restraining the transactions contemplated by this Agreement.

          4.4 No Law Prohibiting or Restricting Sale. There shall not be in effect any law, rule or regulation prohibiting or restricting such sale, or requiring any consent or approval of any person which shall not have been obtained to issue the Common Stock (except as otherwise referenced in this Agreement).

          4.5 Compliance Certificate. The Company shall have delivered to the Purchasers a certificate substantially in the form attached as Exhibit C to this Agreement, executed by a duly authorized officer, dated the Closing Date, and certifying to the fulfillment of the conditions specified in Sections 4.1 and 4.2.

          4.6 Registration Rights Agreement. On or before the Closing, the Company and the Purchasers shall have executed and delivered a counterpart of the Registration Rights Agreement attached as Exhibit B.

          4.7 Legal Opinion. The Purchasers shall have received from Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, an opinion addressed to the Purchasers, dated the Closing Date, in substantially the form attached as Exhibit D to this Agreement.

CUSIP No. 0002078541                                        Page 23 of 43 Pages


                                    SECTION 5
                    CONDITIONS TO OBLIGATIONS OF THE COMPANY

          The obligations of the Company under this Agreement are subject to the fulfillment on or prior to the Closing of each of the following conditions, unless otherwise waived:

          5.1 Representations and Warranties Correct. The representations and warranties made by the Purchaser(s) in Section 3 hereof shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date.

          5.2 Performance. All covenants, agreements and conditions contained in this Agreement to be performed by the Purchasers on or prior to the Closing Date shall have been performed or complied with in all material respects.

          5.3 No Order Pending. There shall not then be in effect any order enjoining or restraining the transactions contemplated by this Agreement.

          5.4 No Law Prohibiting or Restricting Such Sale. There shall not be in effect any law, rule or regulation prohibiting or restricting such sale, or requiring any consent or approval of any person which shall not have been obtained to issue the Common Stock (except as otherwise provided in this Agreement).


                                    SECTION 6
                                  MISCELLANEOUS

          6.1 Governing Law. This Agreement and all acts and transactions pursuant to this Agreement and the rights and obligations of the parties to this Agreement shall be governed, construed and interpreted in accordance with the laws of the State of California, without giving effect to principles of conflicts of law.

          6.2 Survival. Unless otherwise set forth in this Agreement, the warranties, representations and covenants of the Company and the Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing.

          6.3 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties to this Agreement and their respective successors and assigns.

          6.4 Entire Agreement; Amendment. This Agreement, the Registration Rights Agreement and the other documents delivered pursuant to this Agreement constitute the full and entire understanding and agreement between the parties with regard to the subject matter hereof and thereof

CUSIP No. 0002078541                                        Page 24 of 43 Pages


and supersede all prior agreements and understandings among the parties relating to the subject matter hereof. Neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against which enforcement of any such amendment, waiver, discharge or termination is sought.

          6.5 Notices and Dates. Unless otherwise provided in this Agreement, any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon delivery, when delivered personally or by overnight courier and addressed to the party to be notified at such party's address as set forth on the signature page to this Agreement or as subsequently modified by written notice. If any date provided for in this Agreement falls on a Saturday, Sunday or legal holiday, such date shall be deemed extended to the next business day.

          6.6 Brokers.

              (a) Except as disclosed to the Purchasers, the Company has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Company agrees to indemnify and hold harmless the Purchasers from and against all fees, commissions or other payments owing to any party acting on behalf of the Company hereunder.

              (b) No Purchaser has engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. Each Purchaser hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any party acting on behalf of such Purchaser hereunder.

          6.7 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          6.8 Costs and Expenses. Irrespective of whether the Closing is effected, the Company shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement.

          6.9 No Third Party Rights. Nothing in this Agreement shall create or be deemed to create any rights in any person or entity not a party to this Agreement.

CUSIP No. 0002078541                                        Page 25 of 43 Pages


          6.10 Captions and Headings. The captions and headings used herein are for convenience and ease of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

          6.11 Counterparts. This Agreement may be executed in counterparts, and each such counterpart shall be deemed an original for all purposes.

CUSIP No. 0002078541                                        Page 26 of 43 Pages



          IN WITNESS WHEREOF, the parties to this Agreement have executed or caused their respective authorized officers to execute this Agreement as of the first date written above.




                                    "COMPANY"

Connetics Corporation                             Address:

                                                  3400 West Bayshore Road
                                                  Palo Alto, California 94303
By:  ____________________________                 Facsimile:  (650) 843-2899
       Thomas G. Wiggans
       President and Chief Executive Officer


                                  PURCHASER(S)


                                                  Shares           Amount
Domain Partners IV, L.P.                          1,220,747        $4,882,988.00
By:    One Palmer Square Associates IV, L.L.C
       its General Partner

By:  ____________________________
       Managing Member

Domain Associates, L.P.                              29,253        $  117,012.00
By:    One Palmer Square Associates IV, L.L.C
       its General Partner

By:  ____________________________
       Managing Member

Domain Partners III, L.P.                           241,640        $  966,560.00
By:    One Palmer Square Associates III, L.P
       its General Partner

By:  ____________________________
       General Partner

DP III Associates, L.P.                               8,360        $   33,440.00
By:    One Palmer Square Associates III, L.P
       its General Partner

By:  ____________________________
       General Partner

CUSIP No. 0002078541                                        Page 27 of 43 Pages



                  EXHIBIT A TO COMMON STOCK PURCHASE AGREEMENT
                               LIST OF PURCHASERS



Name                                       Number of Shares       Purchase Price



1)      Alexander E. Barkas                          50,000     $     200,000.00

2)      John C. Kane                                 12,500     $      50,000.00

3)      Kiley Family Partnership                     10,000     $      40,000.00

4)      Alta BioPharma Partners, L.P.               155,397     $     621,588.00

5)      Alta Embarcadero BioPharma, LLC               5,857     $      23,428.00

6)      Connetics Partners (Alta Bio), LLC           88,746     $     354,984.00

7)      Domain Partners III, L.P.                   241,640     $     966,560.00

8)      DP III Associates, L.P.                       8,360     $      33,440.00

9)      Domain Partners IV, L.P.                  1,220,747     $   4,882,988.00

10)     DP IV Associates, L.P.                       29,253     $     117,012.00

11)     Jalaa Equities                               25,000     $     100,000.00

12)     New Enterprise Associates VIII,
          Limited Partnership                     1,233,750     $   4,935,000.00

13)     NEA Presidents Fund, L.P.                    15,000     $      60,000.00

CUSIP No. 0002078541                                        Page 28 of 43 Pages



14)     NEA Ventures 1998, Limited Partnership        1,250     $       5,000.00



15)     Merlin BioMed Asset Management               45,000     $     180,000.00



16)     Snowdon L.P.                                 25,000     $     100,000.00

Total                                             3,167,500     $  12,670,000.00
shares
issued:

CUSIP No. 0002078541                                        Page 29 of 43 Pages



                  EXHIBIT B TO COMMON STOCK PURCHASE AGREEMENT

                              CONNETICS CORPORATION
                          REGISTRATION RIGHTS AGREEMENT


          This Registration Rights Agreement (the "Agreement") is made as of the 19th day of November, 1998, by and among Connetics Corporation, a Delaware corporation (the "Company") and each of the persons listed on Exhibit A to this Agreement (each an "Investor" and together the "Investors").

                                 R E C I T A L S

          A. Effective as of the same date as this Agreement, the Company and the Investors have entered into a Common Stock Purchase Agreement (the "Purchase Agreement") pursuant to which the Company has agreed to sell to the Investors and the Investors have agreed to purchase from the Company shares of the Company's Common Stock (all terms not otherwise defined herein shall have the meanings ascribed in the Purchase Agreement).

          B. A condition to the Investors' obligations under the Purchase Agreement is that the Company and the Investors enter into this Agreement in order to provide the Investors with certain rights to register the Common Stock acquired by the Investors pursuant to the Purchase Agreement. The Company desires to induce the Investors to purchase the Common Stock pursuant to the Purchase Agreement by agreeing to the terms and conditions set forth in this Agreement.

          NOW, THEREFORE, the parties hereby agree as follows:

                                    AGREEMENT

          1. Registration Rights. The Company and the Investors covenant and agree as follows:

          1.1    Definitions. For purposes of this Section 1:

          (a) The terms "register," "registered," and "registration" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act of 1933, as amended (the "Securities Act"), and the declaration or ordering of effectiveness of such registration statement or document;

          (b) The term "Registrable Securities" means (i) the shares of Common Stock issued or sold in connection with the Purchase Agreement (such shares of Common Stock are collectively referred to as the "Shares" or "Stock") and (ii) any other shares of common stock of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued
as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the Stock; provided, that the foregoing definition shall exclude in all cases any Registrable Securities sold by a person in a transaction in which his or her rights under this Agreement are not assigned. Notwithstanding the foregoing, shares of common stock shall only be treated as Registrable Securities if and so long as they have not been (x) sold to or through a

CUSIP No. 0002078541                                        Page 30 of 43 Pages


broker or dealer or underwriter in a public distribution or a public securities transaction, or (y) sold in a transaction exempt from the registration and prospectus delivery requirements under Section 4(1) of the Securities Act so that all transfer restrictions, and restrictive legends with respect thereto, if any, are removed upon the consummation of such sale;

          (c) The number of shares of "Registrable Securities then outstanding" shall be determined by the number of shares of Common Stock then outstanding which are Registrable Securities, plus the number of shares of common stock issuable pursuant to then exercisable or convertible securities which are Registrable Securities;

          (d) The term "Holder" means any person owning or having the right to acquire Registrable Securities or any assignee thereof in accordance with this Agreement;

          (e) The term "Form S-3" means such form under the Securities Act as in effect on the date hereof or any successor form under the Securities Act; and

          (f) The term "SEC" means the Securities and Exchange Commission.

          1.2 Registration. The Company will use its reasonable best efforts to effect a registration to permit the sale of the Registrable Securities as described below, and pursuant thereto the Company will:

          (a) prepare and file within 20 days and use its reasonable best efforts to have declared effective by the SEC within 45 days after the Closing, a registration statement on Form S-3 relating to resale of all of the shares of the Registrable Securities and use its reasonable best efforts to cause such registration statement to remain continuously effective for a period which will terminate when all Registrable Securities covered by such registration statement, as amended from time to time, have been sold or when the Registrable Securities may be sold under Rule 144(k) under the Securities Act;

          (b) prepare and file with the SEC such amendments and post-effective amendments to the registration statement and any prospectus as may be necessary to keep such registration statement effective for the period specified in
Section 1.2(a) and to comply with the provisions of the Securities Act and the Exchange Act with respect to the distribution of all Registrable Securities;

          (c) notify each Investor promptly and confirm such notice in writing
(i) when the prospectus or any supplement or post-effective amendment has been filed and, with respect to the registration statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC for amendments or supplements to the registration statement or prospectus or for additional information, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings for that purpose, and (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

          (d) make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of the registration statement at the earliest possible moment;

          (e) furnish to each Investor, without charge, at least one copy of the registration statement and any post-effective amendment thereto, including financial statements and schedules, and upon

CUSIP No. 0002078541                                        Page 31 of 43 Pages


an Investor's request, all documents incorporated therein by reference and all exhibits thereto (including those incorporated by reference);

          (f) deliver to each Investor, without charge, as many copies of the prospectus (including each preliminary prospectus) and any amendment or supplement thereto as such Investor may reasonably request in order to facilitate the disposition of the Registrable Securities;

          (g) cause all Registrable Securities covered by the registration statement to be listed on each securities exchange or market on which similar securities issued by the Company are then listed, and if the securities are not so listed to use its reasonable best efforts promptly to cause all such securities to be listed on either the New York Stock Exchange, the American Stock Exchange or the Nasdaq Stock Market;

          (h) use reasonable best efforts to qualify or register the Registrable Securities for sale under (or obtain exemptions from the application of) the Blue Sky laws of such jurisdictions as are applicable. The Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any such jurisdiction where it is not presently qualified or where it would be subject to general service of process or taxation as a foreign corporation in any jurisdiction where it is not now so subject;

          (i) otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC under the Securities Act and the Exchange Act and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder; and

          (j) expenses incurred in connection with a registration requested pursuant to this Section 1.2 shall be borne by the Company, including all registration, filing, qualification, printers' and accounting fees but excluding any underwriters' discounts or commissions and any fees and disbursements of any counsel for the selling Holders (such fees or discounts, if any, to be borne pro rata by the Holders participating in the registration).

          1.3 Restrictions; Procedure For Sales Pursuant To A Registration Statement.

          (a) Each Holder agrees to the following restrictions on and procedures for sales made pursuant to a registration statement:

          (i) Notice to Company. If any Holder proposes to sell any Shares, the Holder shall notify the Company of its intent to do so at least three (3) business days prior to the date of such sale (the "Notice of Sale"), by tendering a Notice of Sale in substantially the form attached as Exhibit B. Alternatively, the Holder may give the Notice of Sale verbally by telephoning and speaking directly with John L. Higgins or the then current Chief Financial Officer at the Company at (650) 843-2800, and following up by immediately sending a written Notice of Sale. Providing the Notice of Sale to the Company shall conclusively be deemed to establish an agreement by such Holder to comply with the registration provisions herein described, and the Notice of Sale shall be deemed to constitute a representation that any information previously supplied by such Holder is accurate as of the date of such Notice of Sale.

          (ii) Delay of Sale. The Company may refuse to permit the Holder to resell any Shares for a specified period of time; provided, however, that (a) in order to exercise this right, the Company must deliver a certificate in writing to the Holder to the effect that the registration statement in its then

CUSIP No. 0002078541                                        Page 32 of 43 Pages


current form contains an untrue statement of material fact or omits to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, (b) in no event shall such delay exceed twenty (20) days, (c) in no event shall this right of delay be exercised on more than two (2) occasions in any twelve (12) month period, and (d) during any suspension as contemplated by this Section 1.4
(a)(ii), the Company will not allow any of its officers or directors to buy or sell shares of the Company's securities.

          (b) Representations of Holders. Each Holder hereby represents to and covenants with the Company that, during the period in which a registration statement effected pursuant to Section 1.2 remains effective, such Holder will:

          (i) not engage in any stabilization activity in connection with any of the Company's securities;

          (ii) cause to be furnished to any purchaser of the Shares and to the broker-dealer, if any, through whom Shares may be offered, a copy of the Prospectus; and

          (iii) not bid for or purchase any securities of the Company or any rights to acquire the Company's securities, or attempt to induce any person to purchase any of the Company's securities or any rights to acquire the Company's securities other than as permitted under the Securities Exchange Act of 1934, as amended ("Exchange Act").

          (c) Information for Use in Registration Statement. Each Holder represents and warrants to the Company that such Holder has completed the information requested by the Selling Holder's Questionnaire attached as Exhibit C to this Agreement (the "Questionnaire"), and further represents and warrants to the Company that all information provided by such Holder in the Questionnaire is true, accurate and complete. Each Holder understands that the written information in the Questionnaire and all written representations made in this Agreement are being provided to the Company specifically for use in, or in connection with, the registration statement and the Prospectus, and has executed this Agreement with such knowledge.

          1.4 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 1 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be required to effect the registration of such Holder's Registrable Securities.

          1.5 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any dispute that might arise with respect to the interpretation or implementation of this Section 1.

          1.6 Indemnification. In the event any Registrable Securities are included in a registration statement under this Section 1:

          (a) To the extent permitted by law, the Company will indemnify and hold harmless each Holder, any underwriter (as defined in the Securities) for

CUSIP No. 0002078541                                        Page 33 of 43 Pages


such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities or the Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Securities, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities, the Exchange Act or any state securities law; and the Company will pay to each such Holder, underwriter or controlling person, as incurred, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this subsection 1.6(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such Holder, underwriter or controlling person.

          (b) To the extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities, any underwriter, any other Holder selling securities in such registration statement and any controlling person of any such underwriter or other Holder, against any losses, claims, damages, or liabilities (joint or several) to which any of the foregoing persons may become subject, under the Securities, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will pay, as incurred, any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this subsection 1.6(b), in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this subsection 1.6(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; provided, that, in no event shall any indemnity under this subsection 1.6(b) exceed the net proceeds from the offering received by such Holder, except in the case of willful fraud by such Holder.

          (c) Promptly after receipt by an indemnified party under this Section
1.6 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 1.6, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel,

CUSIP No. 0002078541                                        Page 34 of 43 Pages


with the reasonable fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 1.6, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 1.6.

          (d) If the indemnification provided for in this Section 1.6 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage, or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations; provided that, in no event shall any contribution by a Holder under this Subsection 1.6(d) exceed the net proceeds from the offering received by such Holder, except in the case of willful fraud by such Holder. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

          (e) The obligations of the Company and Holders under this Section 1.6 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 1.

          1.7 Reports Under Securities Exchange Act Of 1934. With a view to making available to the Holders the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company agrees to:

          (a) make and keep public information available, as those terms are understood and defined in Rule 144, so long as the Company remains subject to the periodic reporting requirements under Sections 13 or 15(d) of the Exchange Act;

          (b) take such action, including the voluntary registration of its Common Stock under Section 12 of the Exchange Act, as is necessary to enable the Holders to utilize Form S-3 for the sale of their Registrable Securities;

          (c) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities and the Exchange Act; and

          (d) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of the Exchange Act and the rules and regulations promulgated thereunder, or that it qualifies as a

CUSIP No. 0002078541                                        Page 35 of 43 Pages


registrant whose securities may be resold pursuant to Form S-3, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to such form.


          2. MISCELLANEOUS.

          2.1 Successors and Assigns. Except as otherwise provided in this Agreement, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any of the Shares). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

          2.2 Governing Law. This Agreement and all acts and transactions pursuant hereto shall be governed, construed and interpreted in accordance with the laws of the State of California, without giving effect to principles of conflicts of laws.

          2.3 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          2.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

          2.5 Notices. Unless otherwise provided herein, any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon delivery, when delivered personally or by overnight courier and addressed to the party to be notified at such party's address as set forth on the signature page hereto or as subsequently modified by written notice. In the event that any date provided for in this Agreement falls on a Saturday, Sunday or legal holiday, such date shall be deemed extended to the next business day. Notwithstanding the foregoing, any notice delivered pursuant to Section 1.3(e) or Section 1.4 hereto must be made by personal delivery or confirmed facsimile transmission.

          2.6 Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

          2.7 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Registrable Securities then outstanding, each future holder of all such Registrable Securities, and the Company.

          2.8 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such

CUSIP No. 0002078541                                        Page 36 of 43 Pages


provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of the Agreement shall be interpreted as if such provision were so excluded and (c) the balance of the Agreement shall be enforceable in accordance with its terms.

          2.9 Entire Agreement. This Agreement, and the documents referred to in this Agreement (with the exception of the registration statement) constitute the entire agreement between the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the parties hereto are expressly canceled.

CUSIP No. 0002078541                                        Page 37 of 43 Pages




IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.



                                    "COMPANY"

Connetics Corporation                               Address:

                                                    3400 West Bayshore Road
                                                    Palo Alto, California 94303
By:  ____________________________                   Facsimile:  (650) 843-2899
       Thomas G. Wiggans
       President and Chief Executive Officer

                                   INVESTOR(S)


Domain Partners IV, L.P.
By:    One Palmer Square Associates IV, L.L.C.
       its General Partner

By:  ____________________________
       General Partner

DP IV Associates, L.P.
By:    One Palmer Square Associates IV, L.L.C.
       its General Partner

By:  ____________________________
       Managing Member

Domain Partners III, L.P
By:    One Palmer Square Associates III, L.P
       Its General Partner

By:  ____________________________
       General Partner

DP III Associates,  L.P
By:    One Palmer Square Associates III, L.P
       Its General Partner

By:  ____________________________
       General Partner

CUSIP No. 0002078541                                        Page 38 of 43 Pages


                   EXHIBIT A TO REGISTRATION RIGHTS AGREEMENT

                                LIST OF INVESTORS


Name                                                           Number of Shares



1)      Alexander E. Barkas                                          50,000

2)      John C. Kane                                                 12,500

3)      Kiley Family Partnership                                     10,000

4)      Alta BioPharma Partners, L.P.                               155,397

5)      Alta Embarcadero BioPharma, LLC                               5,857

6)      Connetics Partners (Alta Bio), LLC                           88,746

7)      Domain Partners III, L.P.                                   241,640

8)      DP III Associates, L.P.                                       8,360

9)      Domain Partners IV, L.P.                                  1,220,747

10)     DP IV Associates, L.P.                                       29,253

11)     Jalaa Equities                                               25,000

12)     New Enterprise Associates VIII, Limited Partnership       1,233,750

13)     NEA Presidents Fund, L.P.                                    15,000

14)     NEA Ventures 1998, Limited Partnership                        1,250

CUSIP No. 0002078541                                        Page 39 of 43 Pages



15)     Merlin BioMed Asset Management                                45,000

16)     Snowdon L.P.                                                  25,000





Total                                                              3,167,500
shares
issued:

CUSIP No. 0002078541                                        Page 40 of 43 Pages


                   EXHIBIT B TO REGISTRATION RIGHTS AGREEMENT

                              CONNETICS CORPORATION
                                 NOTICE OF SALE


          Pursuant to the Registration Rights Agreement dated as of _______________, 1998 among Connetics Corporation (the "Company"), the undersigned and certain stockholders of the Company, the undersigned hereby gives notice to the Company of the undersigned's intent to sell _______ shares of the Company's Common Stock registered pursuant to the registration statement (File No. _______) filed pursuant to such Agreement.



Dated:   ___________________      By:____________________________________
     (signature)


     Name:___________________________________
     (print)


     Title:__________________________________
     (if applicable)







         [NOTE: THIS NOTICE OF SALE MUST BE COMPLETED AND DELIVERED (BY PERSONAL DELIVERY OR FACSIMILE) TO THE CHIEF FINANCIAL OFFICER OF THE
  COMPANY ON _____________________. 19__, OR THREE (3) BUSINESS DAY BEFORE THE
       DATE OF SALE OF THE SHARES OF THE COMPANY'S COMMON STOCK REGISTERED
                    PURSUANT TO THE REGISTRATION STATEMENT.]

CUSIP No. 0002078541                                        Page 41 of 43 Pages


                   EXHIBIT C TO REGISTRATION RIGHTS AGREEMENT

                              CONNETICS CORPORATION
                       SELLING STOCKHOLDER'S QUESTIONNAIRE

          In connection with the Connetics Corporation (the "Company") Registration Statement (File No. _______________) registering certain shares of the Company's Common Stock, the undersigned represents and warrants that the information set forth below is true, accurate and complete:

          1. As of the date hereof, the undersigned beneficially owns ______ shares of the Company's Common Stock.

          2. Except as described below, the undersigned has not had a material relationship with the Company or any of its predecessors or affiliates within the last three years.

          The term "material relationship" has not been defined by the Securities and Exchange Commission (the "SEC"). However, the SEC has indicated that it will probably construe as a "material relationship" any relationship which tends to prevent arms length bargaining in dealings with a company, whether arising from a close business connection or family relationship, a relationship of control or otherwise. It seems prudent, therefore, to consider that the undersigned would have such a relationship, for example, with any organization of which the undersigned is an officer, director, trustee or partner or in which the undersigned owns, directly or indirectly, ten percent (10%) or more of the outstanding voting stock, or in which the undersigned has some other substantial interest, and with any person or organization with whom the undersigned has, or with whom any relative or spouse (or any other person or organization as to which the undersigned has any of the foregoing other relationships) has, a contractual relationship.

          If applicable, please describe the material relationship with the
Company:



Dated:   ___________________      By:______________________________________
     (signature)

     Name:____________________________________
     (print)
     Title:___________________________________
     (if applicable)

CUSIP No. 0002078541                                        Page 42 of 43 Pages


                  EXHIBIT C TO COMMON STOCK PURCHASE AGREEMENT

                              CONNETICS CORPORATION
                             COMPLIANCE CERTIFICATE


          The undersigned, Thomas G. Wiggans, hereby certifies as follows:

          1. He is the duly elected President and Chief Executive Officer of Connetics Corporation, a Delaware corporation (the "Company").

          2. The representations and warranties of the Company set forth in
Section 2 of the Common Stock Purchase Agreement (the "Agreement") dated _________________, 1998 are true and correct in all material respects as though made on and as of the date of this Certificate.

          3. The Company has performed and complied with all covenants, agreements, obligations and conditions contained in the Agreement to be performed by the Company on or prior to the Closing Date.

          The undersigned has executed this Certificate this _______ day of _______________, 1998.




                                    ------------------------------
                                    Thomas G. Wiggans,
                                    President and Chief Executive Officer

CUSIP No. 0002078541                                        Page 43 of 43 Pages

                  EXHIBIT D TO COMMON STOCK PURCHASE AGREEMENT

                   Opinion of Wilson Sonsini Goodrich & Rosati